SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,475,440

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,475,440

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,475,440

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,025,560

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,025,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,025,560

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,025,560

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,025,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,025,560

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of February 18, 2013 and amends and supplements the Schedule 13D filed on November 26, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$61,523,296
Elliott International Working Capital	$114,317,527

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

In connection with Elliott’s offer to acquire the Issuer, the Issuer agreed to provide certain non-public information to Elliott pursuant to a letter agreement, dated as of February 14, 2013 (the “Confidentiality Agreement”), with the Issuer. The Confidentiality Agreement has a term of two years and contains, among other things, certain standstill provisions that apply to Elliott and certain of its representatives acting on its behalf. The standstill provisions, which terminate on May 15, 2013 (or earlier under certain circumstances), prohibit Elliott from, among other things, (i) entering into any agreements or announcing an intention to cause or participate in (A) the acquisition of any  voting securities of the Issuer that would have the effect of Elliott beneficially owning (or having an economic interest in) shares of Common Stock in excess of 9.99% of the issued and outstanding voting securities of the Issuer, (B) any tender or exchange offer for securities of the Issuer or any merger, consolidation or business combination with the Issuer or any acquisition or disposition of assets of the Issuer or (C) any solicitation of proxies to vote with respect to any voting securities of the Issuer or the initiation or encouragement of shareholders of the Issuer for the approval of any shareholder proposals with respect to the Issuer, (ii) forming, joining or participating in any group with any other shareholders of the Issuer with respect to any securities of the Issuer or (iii) calling or seeking to call any meeting of shareholders of the Issuer or seeking representation on the board of the directors of the Company (the “Board”) or the removal of any member of the Board.  The standstill provisions do not prohibit Elliott from nominating persons for the election to the Board at the Issuer’s next annual meeting in compliance with the Issuer’s amended and restated bylaws.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 6,475,440 shares of Common Stock, which constitute 3.1% of all of the outstanding shares of Common Stock.  Elliott owns 2,098,779 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,025,560 shares of Common Stock, which constitute 5.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 18,501,000 shares of Common Stock constituting 8.7% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto (other than those that were previously reported on this Schedule 13D).

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to Board of Directors of the Issuer dated December 17, 2012 (previously filed)

Exhibit C – Letter to Board of Directors of the Issuer dated January 14, 2013 (previously filed)

Exhibit D – Confidentiality Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 19, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT D

                                                                                                                                                                                                                                                           CONFIDENTIAL

                                                                                                      February 14, 2013

Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019
Attn:  Jesse A. Cohn

Ladies and Gentlemen:

In connection with your consideration of a possible transaction (the "Transaction") between you or one of your controlled affiliates and Compuware Corporation (collectively with its subsidiaries, the "Company"), you have requested certain information regarding the Company and its businesses. In consideration of, and as a condition to, the Company furnishing you and your Representatives (as defined below) with such information, you agree that you and your Representatives will treat in accordance with this letter agreement (this "Agreement") any information (whether oral, written or electronic) concerning the Company, its businesses or its affiliates that is furnished or otherwise made available to you or any of your Representatives, whether prior to, on, or following the date hereof, by the Company or any of its Representatives or its affiliates or otherwise on the Company's behalf, including, without limitation, information regarding the Company’s actual and proposed business(es); historical and projected financial information; budgets; services; products; trade secrets; techniques; processes; operations; know-how; strategies; forecasts; concepts; ideas; marketing plans; existing or potential customers, employees, independent contractors, vendors or suppliers; relationships with third parties and other third party information; and any information derived, summarized or extracted from any of the foregoing, including without limitation, all portions of reports, analyses, data, compilations, notes, forecasts, summaries, studies and other materials prepared by you or your Representatives, or otherwise on your behalf, that contain, reflect or are based, in whole or in part, on any such information (collectively, the "Evaluation Material").  The term "Evaluation Material" does not include information that (i) at the time of disclosure is generally available to and known by the public other than as a result of a disclosure by you or your Representatives in violation of this Agreement or other confidentiality obligation to the Company, (ii) is or becomes available to you from a source (other than the Company or its Representatives) that, to your knowledge, is not and was not at the time of such disclosure bound by a confidentiality obligation to the Company or otherwise prohibited from transmitting such information to you or (iii) has been independently developed by you or your Representatives without use or reference to any Evaluation Material or any information from a source bound by a confidentiality obligation to the Company or otherwise prohibited from transmitting such information to you.  As used in this Agreement, the term "Representatives" means, as to any party, such party's affiliates and its and their respective directors, officers, employees, agents (including, without limitation, financial advisors, accountants, consultants and attorneys), actual or potential equity or debt financing sources (in

February 14, 2013

each case to the extent permitted under this Agreement), controlling persons and, with respect to Elliott Associates, L.P., “Representatives” shall include Elliott International, L.P., Elliott International Capital Advisors Inc. and any other parties under common management therewith, and the term "person" shall be interpreted broadly to include, without limitation, any corporation, company, joint venture, group, partnership, entity or individual.

1.
You and your Representatives (i) shall use the Evaluation Material solely in connection with the Transaction, and not for any competitive purpose and (ii) shall keep the Evaluation Material strictly confidential and shall not, without the Company's prior written consent, disclose Evaluation Material to any other person, except as required by the terms of a subpoena or order issued by a court or other governmental body or similar legal process pursuant to applicable law (each, a “Legal Process”) (subject to compliance with paragraph 3) and except that the Evaluation Material may be disclosed to your Representatives to the extent that they need to know such information for the purpose of assisting you in connection with the Transaction if prior to such disclosure your Representatives are informed of the confidential nature of the Evaluation Material and agree to treat the Evaluation Material confidentially and with the same confidentiality obligations as are applicable to you in respect of such Evaluation Material; provided, however, that no disclosure of Evaluation Material or of the matters that are the subject of paragraph 2 shall be made to any (i) actual or potential equity financing source or co-investor other than, following the execution by such person of a customary confidentiality and standstill agreement (with a term of not less than one year) with the Company, each of the persons set forth on Exhibit A (such persons, the “Potential Equity Financing Sources”); (ii) actual or potential debt financing source other than, with the consent of the Company (such consent not to be unreasonably withheld), any debt financing source that is a money center bank or a lending arm of a nationally recognized investment bank; (iii) portfolio company you control or fund you advise; or (iv) representative of Attachmate Corporation or BMC Software Inc. or their respective directors, officers, employees or affiliates (other than Jesse Cohn, but solely in his capacity as an employee of Elliott Management Corp. and not as a director of Attachmate Corporation), unless, prior to such disclosure, you have provided written notice to Goldman, Sachs & Co. as to the identity of such person and obtained the written consent of the Company prior to any such disclosure, in which case disclosure to such Representative shall be permitted; provided that, following the termination of the Standstill Period (as defined herein), each of the Potential Equity Financing Sources shall no longer be deemed to be your Representative and you agree not to obtain any equity financing from any of them with respect to a Transaction, in each case, without the Company's prior written consent.  You agree to undertake all reasonable precautions to safeguard and protect the confidentiality of the Evaluation Material, and you shall be responsible for any breach of this Agreement by any of your Representatives including, without limitation, any actions or inactions by your Representatives that would constitute a breach of this Agreement if such Representatives were parties hereto.

February 14, 2013

2.
In addition, without the Company's prior written consent, except as required by Legal Process (subject to compliance with paragraph 3), during the Standstill Period, you and your Representatives shall not disclose to any person that Evaluation Material has been furnished or made available to you or your Representatives or that you or your Representatives have received or reviewed any portion thereof, the existence or contents of this Agreement, that you are considering the Transaction, that investigation, discussions or negotiations are taking place or have taken place concerning the Transaction, any of the terms, conditions or other facts or information with respect to the Transaction or such investigation, discussions or negotiations, including, without limitation, the status or termination thereof.  Furthermore, in the event you are permitted by the terms of this Agreement to disclose the Evaluation Material or portions thereof or information of the type described in this paragraph (2) to any potential financing source or sources, you shall not enter into any agreement, arrangement or any other understanding, whether written or oral, with any such potential financing source or sources which may reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such financing source or sources to provide financing or other assistance to any other person in any alternative or other transaction involving the Company or any assets or equity securities of the Company.

3.
In the event that, following consultation with your legal counsel, it is determined that you or your Representatives are required by Legal Process to disclose all or any part of the Evaluation Material or information of the type described in paragraph 2, other than in the case of a Permitted Action (as defined below), you shall (i) promptly (and in any event prior to any disclosure) notify the Company in writing of the existence, terms and circumstances surrounding such requirement, (ii) cooperate with the Company, at the Company's expense, to take legally available steps to resist or narrow such requirement and obtain an appropriate protective order or other remedy and (iii) if disclosure of such information is required, disclose only any such information that you are or such Representative is advised by counsel is legally required to be disclosed and shall exercise commercially reasonable efforts (at the Company’s expense) to obtain an order or other reliable assurance  that confidential treatment shall be accorded to such information.   Notwithstanding anything contained in this Agreement to the contrary, you may file an amendment to your Schedule 13D filing with respect to the Company filed with the Securities and Exchange Commission ("SEC") on November 26, 2012, as amended on December 18, 2012 and January 14, 2013 (the "Current Schedule 13D") to disclose the fact of your entry into this Agreement and to describe the material terms of this Agreement; provided that, you shall provide to the Company a reasonable opportunity to review such amendment prior to its filing with the SEC and take into account all reasonable comments thereto.

4.	For the period of two (2) years from the date of this Agreement, neither you nor your Representatives shall, directly or indirectly, solicit for purposes of employment (other

February 14, 2013

than solicitations through general advertising or other general solicitation not targeted at directors, officers or employees of the Company or its affiliates), offer to hire, hire or enter into any contract with, during the period of employment or the 60-day period following such employment), any director, officer or employee of the Company or its affiliates.

5.
(a)       You agree that, from the date hereof through May 15, 2013 (the “Standstill Period”), unless such shall have been specifically invited in writing by the Board of Directors of the Company (the "Board"), neither you nor any of your controlled affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or other Representatives acting on your behalf will in any manner, directly or indirectly (including, without limitation, by directing, requesting or suggesting that any other person do so), (i) effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in or in any way knowingly assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) or announce any intention to effect or cause or participate in: (a) the acquisition of, or obtaining any economic interest in, any right to direct the voting or disposition of or any other right with respect to, any securities or other obligations of the Company or any of its subsidiaries (directly or by means of any Derivative Securities) (except (i) to the extent issued by the Company in respect of its shares of capital stock to all existing stockholders, including you, and (ii) the acquisition by you or your controlled affiliates, in compliance with applicable securities laws, of additional shares of (or economic interest in) common stock of the Company following the date hereof (provided that at no time during the Standstill Period shall you and your affiliates beneficially own (or have an economic interest) in excess of 9.99% of the issued and outstanding voting securities of the Company)), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to "beneficial ownership" (as such term is used in Rule 13d-3 of the Exchange Act), and, in each case, whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise; (b) any tender or exchange offer for securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination or acquisition or disposition of assets of the Company or any of its subsidiaries; (c) any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Company or any of its subsidiaries; or (d) any "solicitation" of "proxies" to vote (as such terms are used in Regulation 14A of the Exchange Act) or consents to vote (whether or not related to the election or removal of directors) with respect to any voting securities of the Company or any of its subsidiaries, or the initiation, proposal,

February 14, 2013

encouragement or solicitation of shareholders of the Company for the approval of any shareholder proposals with respect to the Company, or the solicitation, advisement or influence of any person with respect to the voting of any voting securities of the Company; (ii) deposit any shares of common stock or other voting securities of the Company in a voting trust or subject shares of common stock or other voting securities of the Company to a voting agreement or other agreement or arrangement with respect to the voting of such shares or securities, including, without limitation, lend any securities of the Company to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any stockholder vote or consent of the Company; (iii) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act with respect to any securities of the Company or otherwise in connection with any of the foregoing (other than the group disclosed in your Current Schedule 13D); (iv) (a) call or seek to call any meeting of shareholders, including by written consent, or provide to any third party a proxy, consent or requisition to call any meeting of shareholders, (b) seek to have the shareholders authorize or take corporate action by written consent without a meeting, solicit any consents from shareholders or grant any consent or proxy for a consent to any third party seeking to have the shareholders authorize or take corporate action by written consent without a meeting, (c) seek representation on the Board, (d) seek the removal of any member of the Board, (e) conduct a referendum of shareholders or (f) make a request for an shareholder list or other similar Company records; (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company or any of its subsidiaries; (vi) disclose any intention, plan or arrangement inconsistent with the foregoing; (vii) instigate, encourage, join, act in concert with or assist (including, but not limited to, providing or assisting in any way in the obtaining of financing for, or acting as a joint or co-bidder for the Company or any of its subsidiaries with) any third party to do any of the foregoing; (viii) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in this paragraph; or (ix) request that the Company or the Board or any of their respective representatives amend or waive any provision of this paragraph (including this sentence) or for the Board to specifically invite you or any of your Representatives to take any of the actions prohibited by this paragraph; provided, however, that the Standstill Period shall terminate immediately upon (each, a "Fall-Away Event"): (A) the public disclosure or public announcement by the Company: (i) that the Company has entered into a definitive agreement or otherwise has an arrangement to effect: (1) any direct or indirect sale, transfer, contribution or other disposition to, or any joint venture or similar transaction with, any third party involving assets (including equity securities of any subsidiary of the Company) or businesses of the Company that constitute more than 50% or more of the revenues (as publicly reported for its fiscal year ended March 31, 2012 or assets of the Company and its subsidiaries, taken as a whole, or 50% or more of any class of equity securities of the Company (other than the proposed spin-off of the capital stock of Covisint Corporation), (2) any issuance or

February 14, 2013

sale of securities to, or other transaction with, any third party that if consummated would result in any person or “group” as defined in Section 13(d)(3) of the Exchange Act beneficially owning 20% or more of any class of equity securities of the Company, (3) any liquidation or dissolution of the Company, or (4) any merger, consolidation, business combination, share exchange or similar transaction between the Company and any third party, or (ii) that the date of the 2013 Annual Meeting of Shareholders will be held prior to August 10, 2013; (B) any amendment of (i) the advance notice bylaws of the Company relating to nominations of directors or the submission of shareholder proposals or (ii) any other provision of the bylaws of the Company that would reasonably be expected to (1) materially interfere or be materially inconsistent with the Transaction or (2) materially impair your ability to nominate directors to the Board or commence a "solicitation" of "proxies" (as such terms are used in Regulation 14A of the Exchange Act) in support of the election of such directors at a meeting of the Company’s stockholders; (C) the calling of a special meeting of Company shareholders by the Company (and not by, or at the request of, the Company's shareholders holding 50% or more of the Company’s voting securities); (D) the public announcement by any person or group or the commencement of a tender or exchange offer to acquire voting securities of the Company, that, if successful, would result in such person or group beneficially owning more than 20% of the then-outstanding voting securities of the Company, and the Company fails to file, within 10 business days of the commencement of such tender or exchange offer, a Schedule 14D-9 with respect to such tender or exchange offer that recommends that the Company’s stockholders reject such tender or exchange offer; (E) the filing by the Company of a preliminary or definitive proxy statement with respect to the 2013 Annual Meeting of Shareholders; or (F) the Company’s failure to provide to you Evaluation Material in its possession of the type generally and customarily provided to a prospective bidder in order to permit it to conduct due diligence (in light of the phase of such due diligence) in respect of an acquisition of a similarly situated company and such failure is not cured within ten (10) business days following delivery of written notice by you to the Company of such failure.  During the Standstill Period, you shall promptly advise the Company of any inquiry or proposal made to you directly or indirectly (to your knowledge) through your Representatives with respect to any of the foregoing.  For the purposes of this Agreement, the term "Derivative Securities" means, with respect to any person, any rights, options or other securities convertible into or exchangeable for securities, bank debt or other obligations or any obligations measured by the price or value of any securities, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements.

(b)   Notwithstanding anything contained in this Agreement to the contrary, you shall not be prohibited by this paragraph 5 from (x) subject to your compliance with the provisions of Section 1.11 of the Company's Amended and Restated Bylaws, providing the Company with a notice of nomination of persons for election to the Board (the "Elliott Nominees") and filing an amendment to your Current Schedule 13D, solely to the

February 14, 2013

extent required under Regulation 13D promulgated under the Exchange Act, to disclose your notice of nomination of the Elliott Nominees; provided that, you shall provide to the Company a reasonable opportunity to review such amendment prior to its filing with the SEC and take into account all reasonable comments thereto and (y) at any time following the filing by the Company of a preliminary or definitive proxy statement with respect to the 2013 Annual Meeting of Shareholders, subject to your compliance with the other terms of this Agreement, including the confidentiality obligations hereof, making public statements or solicitations, including through the filing of a preliminary or definitive proxy statement with the SEC, on behalf of the Elliott Nominees.  Notwithstanding anything contained in this Agreement to the contrary and subject to paragraph 6, at any time you and your Representatives may make non-public proposals to the Company and its Representatives (including the Board) for the purpose of encouraging or facilitating a Transaction so long as the making of such non-public proposals (i) is not intended to elicit a public response by the Company and (ii) does not give rise to an obligation toamend your Current Schedule 13D (as amended to the extent contemplated by the last sentence of paragraph 2) based on the advice of your independent securities law counsel.

(c)           Notwithstanding anything contained in this Agreement to the contrary, it is understood by the parties hereto that (i) following the termination of the Standstill Period you may (A) commence, or announce your intention to commence, a tender or exchange offer for any and all shares of the Company’s capital stock, (B) commence a "solicitation" of "proxies" (as such terms are used in Regulation 14A of the Exchange) to vote with respect to a meeting of the Company’s stockholders (each of clause (A) and (B) above a “Permitted Action”), (C) nominate directors to the Board, (D) submit any proposal to the stockholders of the Company and (E) take any action that would otherwise be restricted by paragraphs 5(a) and 5(b) prior to the expiration of the Standstill Period and (ii) in connection with any Permitted Action, at any time after the earlier of (x) June 1, 2013 or (y) the occurrence of a Fall-Away Event, you shall be permitted to publicly disclose Evaluation Material in any preliminary or definitive proxy statement or the Offer to Purchase contained in any Schedule TO filed with the SEC (and not disclose or refer to such Evaluation Material in any other disclosure document or otherwise) to the extent (but only to the extent) such public disclosure is determined, following consultation with your legal counsel, and after providing the Company with a reasonable opportunity (of not less than three business days) to review and comment on, and object to the necessity of the inclusion of, such disclosure and having given good faith consideration to such comments and objections, to be required by applicable law; provided, however, that you hereby expressly agree that any disclosure pursuant to this paragraph (5)(c) shall reveal the minimum amount of Evaluation Material necessary, after consultation with your independent counsel, to satisfy the requirement to make such disclosure under applicable law; provided, further, that any projections or forecasts included in the Evaluation Material that is so determined to be required to be disclosed pursuant to the foregoing process may be disclosed only in summary form for the entire Company as a whole on a consolidated basis, and not at a business unit or product level.

February 14, 2013

6.

Unless otherwise agreed to by the Company, all (i) communications regarding the Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings and (iv) discussions or questions regarding the Transaction or procedures with respect to the Transaction shall be submitted or directed exclusively to Goldman, Sachs & Co. and the Company's Chief Executive Officer, and neither you nor any of your Representatives shall initiate or maintain contact with any director, officer, employee or any person known to you to be a former employee, of the Company or its affiliates regarding the Transaction.

7.
If any Evaluation Material includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, you understand and agree that you and the Company have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of each party to this Agreement that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All Evaluation Material provided to you that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.  Nothing in this Agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

8.
Except as set forth in paragraph 5(a), this Agreement does not constitute or create any obligation of the Company to provide any Evaluation Material or other information to you, but merely defines the duties and obligations of you and your Representatives with respect to the Evaluation Material to the extent it may be so provided or made available. Under no circumstances (other than as set forth in paragraph 5(a)) is the Company obligated to provide or make available any information, including any Evaluation Material, that in its sole and absolute discretion it determines not to provide. You understand and acknowledge that none of the Company or its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material or any other information provided or made available to you by the Company or its Representatives.  You understand and acknowledge that the Evaluation Material is not intended to, and shall not, present a complete description of the Company and is not a substitute for your own evaluation of the Company.  Except as may be set forth in any definitive agreement relating to a Transaction, none of the Company or any of its Representatives shall have any liability to you or any other person (including, without limitation, any of your Representatives) resulting from your review or use of the Evaluation Material or otherwise in connection with the provision of the Evaluation Material to you or your Representatives.  You are not entitled to rely on the accuracy

February 14, 2013

or completeness of the Evaluation Material or any other information provided to you by the Company or its Representatives, and only those representations or warranties that are made in a final definitive agreement providing for the Transaction, when, as and if executed, and in accordance with such terms and subject to such conditions as may be specified therein, shall have any legal effect.

9.
You understand that (i) the Company shall be free to conduct any process with respect to the Transaction as the Company in its sole discretion shall determine, (ii) any procedures relating to the Transaction may be changed at any time without notice to you or any other person and (iii) you shall not have any claim whatsoever against the Company, its affiliates or the Company's Representatives, arising out of or relating to the Transaction (other than (A) those as against parties to a definitive written agreement with you in accordance with the terms thereof and (B) those arising under this Agreement).

10.
You acknowledge that in your examination of the Evaluation Material you will have access to material, non-public information, and that you are aware, and will advise your Representatives who are informed as to the matters that are the subject of this Agreement, that state and federal laws, including United States securities laws, impose restrictions on the dissemination of such information and on trading securities when in possession of such information.

11.
You agree that unless and until a definitive agreement providing for the Transaction has been executed and delivered, the Company shall be under no legal obligation of any kind with respect to such Transaction by virtue of (i) this Agreement or (ii) any written or oral expression with respect to such Transaction by the Company except, in the case of this Agreement, as to the matters expressly agreed to herein. The Company reserves the right, in its sole discretion, to reject any and all proposals made by you or your Representatives in respect of the Transaction, to terminate discussions and negotiations with you or your Representatives at any time and to enter into any agreement with any other person without notice to you or any of your Representatives, at any time and for any or no reason.

12.
You agree that neither the Company nor any of its subsidiaries has granted you any license, copyright, or similar right with respect to any of the Evaluation Material or any other information provided to you by the Company or its Representatives.

13.
If you determine that you do not wish to proceed with the Transaction, you shall promptly advise the Company in writing of that decision. In that case, or in the event that the Company so requests at any time, you shall promptly, and in no event later than seven (7) business days after such request, (i) deliver to the Company all of the Evaluation Material in your possession or in the possession of any of your Representatives or (ii) destroy all Evaluation Material in your possession or in the

February 14, 2013

possession of any of your Representatives (such delivery or destruction to be certified in writing by you), it being understood that neither you nor your Representatives shall be required to erase (but neither you nor your Representatives may use) electronically stored Evaluation Material that has been saved to a back-up file in accordance with your or your Representatives' applicable document retention policy or applicable law. You and your Representatives also shall be authorized to keep (but not use) the Evaluation Material solely to the extent (i) such preservation is required by applicable law and (ii) such Evaluation Material is kept confidential in accordance with the terms hereof. Notwithstanding the return or destruction of Evaluation Material, you and your Representatives shall continue to be bound by your respective obligations of confidentiality and other obligations hereunder.

14.
You acknowledge that remedies at law will be inadequate to protect the Company and its affiliates against any actual or threatened breach of this Agreement by you or your Representatives and, without prejudice to the rights and remedies otherwise available to the Company and its affiliates, you agree to the granting of injunctive relief, specific performance or other equitable relief in favor of the Company and its affiliates without proof of actual damages and to waive, and to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy to the extent permitted by applicable law.  You agree to reimburse the Company for reasonable legal fees and other costs incurred to enforce this Agreement.

15.
The Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to its choice-of-law principles to the extent that the application of the laws of another jurisdiction would be required thereby.  The courts of the State of Delaware and of the federal courts of the United States located in the State of Delaware shall have exclusive jurisdiction with respect to any suit, action or other proceeding arising out of this Agreement (each, a "Proceeding"). The parties hereto irrevocably (i) submit to the jurisdiction of such courts for the purpose of any Proceeding, (ii) agree that all claims in respect of any Proceeding may be heard and determined in such courts, (iii) waive, to the fullest extent permitted by law, any immunity you have acquired, or hereafter may acquire, from jurisdiction of such courts or from any legal process therein and (iv) agree not to commence any Proceeding other than in such courts, and waive, to the fullest extent permitted by applicable law, any claim that any such Proceeding is brought in an inconvenient forum, it being agreed that any judgment in any such Proceeding may be enforced in any competent court.

16.
The benefits of this Agreement shall inure to the respective successors and permitted assigns of the parties hereto, provided that you may not assign this Agreement without the prior written consent of the Company, and the obligations and liabilities of the parties under this Agreement shall be binding upon their respective successors and permitted assigns.

February 14, 2013

17.
If any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

18.
This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein.  No alteration, amendment, change, modification or supplement hereto (including any amendments to this clause) shall be binding or effective unless the same is set forth in writing signed by a duly authorized officer of each party. Any provision of this Agreement may be waived by the party entitled to the benefit thereof, if in writing and signed by the party entitled to the benefit thereof. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

19.
The obligations of the parties under this Agreement shall expire two (2) years following the date hereof; provided, however, that such termination shall not relieve any party from its responsibilities in respect of any breach of this Agreement prior to such termination.

You hereby confirm that you have all requisite power and authority, including any necessary approval by your governing body, to execute and deliver this Agreement and to perform your obligations hereunder.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same document.  If the foregoing accurately sets forth our agreement, please execute this Agreement where indicated and return a copy to us.

Very truly yours,

COMPUWARE CORPORATION

By: /s/Daniel S. Follis, Jr.
   Name: Daniel S. Follis, Jr.
                                                                                                                           Title: General Counsel & Secretary

Address for Notice:
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099
Attn:  General Counsel
Tel: (313) 227-7300
Fax: (313) 227-9567

AGREED AND ACKNOWLEDGED
(as of the date indicated above):

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
      By: Braxton Associates, Inc., as General Partner

            By: /s/Elliot Greenberg
                   Name:  Elliot Greenberg
                   Title:  Vice President

Address for Notice:
Elliott Management Corp.
40 West 57th Street
New York, NY 10019
Attn:  Jesse A. Cohn
Tel: (212) 974-6000
Fax: (212) 974-2092

February 14, 2013

Exhibit A

[Separately Delivered]

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
11-Feb-2013	Common Stock	17,500	11.516900
11-Feb-2013	Common Stock	17,803	11.587600
08-Feb-2013	Common Stock	2,376	11.547400
07-Feb-2013	Common Stock	14,088	11.526200
05-Feb-2013	Common Stock	17,501	11.590000
04-Feb-2013	Common Stock	140,000	11.713800
01-Feb-2013	Common Stock	87,500	11.744800

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
11-Feb-2013	Common Stock	32,500	11.516900
11-Feb-2013	Common Stock	33,064	11.587600
08-Feb-2013	Common Stock	4,412	11.547400
07-Feb-2013	Common Stock	26,112	11.526200
05-Feb-2013	Common Stock	32,499	11.590000
04-Feb-2013	Common Stock	260,000	11.713800
01-Feb-2013	Common Stock	162,500	11.744800

All of the above transactions were effected on the open market.